Exhibit 99.1

SUMMARY OF RIGHTS

Distribution and Transfer of Rights; Distribution Date:
The rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 15% or more of the company's common stock or (2) the 10th business day (or such later date as determined by the company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the company's common stock.

Preferred Stock Purchasable Upon Exercise of Rights:
On the Distribution Date, each holder of a right will be entitled to purchase for U.S. $250 (the “Exercise Price”) a fraction (1/1000th) of one share of the company’s preferred stock which has similar economic terms as one share of common stock.

Flip-in:
If an acquiring person (an “Acquiring Person”) acquires more than 15% of the company's common stock then each holder of a right (except that acquiring person) will be entitled to buy at the Exercise Price, a number of shares of the company's common stock which has a market value of twice the Exercise Price.

Flip-over:
If after an Acquiring Person acquires more than 15% of the company's common stock, the company merges into another company (either as the surviving corporation or as the disappearing entity) or the company sells more than 50% of its assets or earning power, then each holder of a right (except for those owned by the acquirer) will be entitled to purchase at the Exercise Price, a number of shares of common stock of the surviving entity which has a then current market value of twice the Exercise Price.

Exchange Provision:
Any time after the date an Acquiring Person obtains more than 15% of the company's common stock and before that Acquiring Person acquires more than 50% of the company's outstanding common stock, the company may exchange each right owned by all other rights holders, in whole or in part, for one share of the company's common stock.

Redemption of Rights:	The company can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the company's common stock.
Expiration of Rights:	The rights expire on the earliest of (1) February 4, 2018 or (2) the exchange or redemption of the rights as described above.
Amendment of Terms of Rights:
The terms of the rights and the Stockholder Rights Plan may be amended without the consent of the rights holders at any time on or prior to the Distribution Date.  After the Distribution Date, the terms of the rights and the Stockholder Rights Plan may be amended to make changes, which do not adversely affect the rights of the rights holders (other than the Acquiring Person).

Voting Rights:	The rights will not have any voting rights.
Anti-dilution Provisions:	The rights will have the benefit of certain customary anti-dilution protections.

SK 23113 0002 853190